Sit Mutual Funds

Platinum Partner
Financial Planning Association of Minnesota

Stock Funds
Developing Markets Growth
Science & Technology Growth
Small Cap Growth
International Growth
Mid Cap Growth
Large Cap Growth
Dividend Growth
Balanced

Bond Funds
Florida Tax-Free Income
Minnesota Tax-Free Income
Tax-Free Income
U.S. Government Securities
Money Market

Sit Investment Associates
Sit Mutual Funds

www.sitfunds.com 1-800-332-5580

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.